1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 26, 2017

VIA EDGAR

Mses. Samantha Brutlag and Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

Registration Statement on Form N-14

Dear Mses. Brutlag and DiAngelo Fettig:

This letter responds to the comment received telephonically on December 14, 2017 from the accounting and legal staff of the Division of Investment Management with respect to the initial Registration Statement of the Trust, filed November 24, 2017, on Form N-14 on behalf of iShares Edge U.S. Fixed Income Balanced Risk ETF (the “Fund”), a series of the Trust.

For your convenience, the comments are summarized below and are followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Registration Statement unless otherwise defined in this letter.

Accounting Comments from Ms. DiAngelo Fettig

Comment 1: Confirm to the staff of the U.S. Securities and Exchange Commission (the “SEC”) in the correspondence letter that there will be no repositioning of any of the Fund’s investments in connection with the Reorganization.

Response 1: The Trust confirms that the Fund will not reposition any of its investments in connection with the Reorganization.

Comment 2: Confirm to the SEC staff in the correspondence letter that the fees presented in the fee table on page 7 represent the Fund’s current fees in accordance with Item 3 of Form N-14.

Response 2: The Trust confirms that the fees presented in the fee table represent the Fund’s current fees in accordance with Item 3 of Form N-14.

Comment 3: Please consider updating the Capitalization Table on page 32 to a more recent date (e.g., within 30 days of the filing date).

Securities and Exchange Commission

December 26, 2017

Response 3: The Trust has considered updating the as-of date of the Capitalization Table to a more recent date of within 30 days of the filing date but respectfully declines to change the date.

Comment 4: In the comparison of the risks of the funds on pages 10-11, please reformat the table in a manner to enable a reader to more easily compare the risks of the Target Fund and the Combined Fund.

Response 4: The Trust has revised and reformatted the table in the “Comparison of the Funds – Principal Investment Risks” section, as requested.

Legal Comments from Ms. Brutlag

Comment 5: Q&A – Q-4 / A-4 – Please disclose whether the Acquiring Fund is able to invest a higher percentage of its investments in junk bonds as compared to the Target Fund.

Response 5: The Trust has added the following disclosure to the “Questions and Answers” section as well as the “Background and Reasons for the Reorganization” section in order to clarify that as a result of the revision to its non-fundamental investment policy, the Acquiring Fund may be able to invest a higher percentage of its investments in junk bonds as compared to the Target Fund:

As a result, to the extent that the Acquiring Fund’s Underlying Index is composed of a higher percentage of high-yield fixed-income securities (commonly known to investors as “junk bonds”) than the Target Fund is permitted to invest in consistent with its non-fundamental investment policy, there may be certain instances in which the Acquiring Fund is able to invest a higher percentage of its net assets in junk bonds in tracking its Underlying Index.

Comment 6: Page ii – Please note that the Prospectus of the Acquiring Fund will need to be delivered to shareholders, in accordance with General Instruction G of Form N-14.

Response 6: The Trust confirms that the Prospectus of the Acquiring Fund will be delivered to shareholders and has added clarifying disclosure with respect to such delivery.

Comment 7: On page 5 under the description of the “Principal Investment Strategies,” please further clarify the similarities and differences between the maturity or duration of the Target Fund and the Combined Fund.

Response 7: The Trust has added the following disclosure to the section on the funds’ “Principal Investment Strategies”:

The duration of the portfolio for each of the Target Fund and the Combined Fund is approximately 4.2 years as of December 15, 2017.

Comment 8: On page 7 under “Principal Investment Risks,” the disclosure notes that the Target Fund is subject to risks specific to its “active” investment approach and the Acquiring Fund is subject to risks specific to its “passive” investment approach. Please add a further description of the differences in these risks or provide a cross reference to the additional disclosure addressing these differences, which are noted on pages 10-11.

Securities and Exchange Commission

December 26, 2017

Response 8: The Trust has added a cross reference to the “Comparison of the Funds – Principal Investment Risks” section as requested.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Patrick Ekeruo

Michael Gung

Benjamin Haskin

Anne C. Choe

Juliet M. Han